November 22, 2006

Ms. Cecilia D. Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-5546

U.S.A.

Re:	Matsushita Electric Industrial Co., Ltd.

Form 20-F for the period ended March 31, 2006

File No. 1-06784

Dear Ms. Blye:

This is in response to the staff’s comment letter of November 9, 2006, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2006. For your convenience, we have included the text of the staff’s comment below, which is followed by our response thereto.

Comment

We note your response to comment 2 in our letter dated September 25, 2006. Please expand your qualitative analysis to address specifically the applicability to your Iran-related business activities of Section 5(b) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the Iran Freedom Support Act. The Iran Freedom Support Act was signed into law on September 30, 2006.

Response

As we explained in our letter to you dated October 5, 2006, Panasonic Marketing Middle East FZE and Panasonic Gulf FZE, our Dubai-based subsidiaries in charge of sales of our products in the Middle East and East Africa, have been and are mainly engaged in sales of audio and video equipment and consumer electronics products for consumers to four Dubai-based distributors who in turn export such products to Iran, and National Electric Industrial Co., (Iran) Ltd., our affiliate, has been and is engaged in the production and sale of home appliances, such as rice cookers, in Iran. To the best of our knowledge, understanding and belief, these products do not “contribute materially to the ability of Iran to (1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or (2) acquire or develop destabilizing numbers and types of advanced conventional weapons” as provided in Section 5(b) of the Iran Sanctions Act of 1996. Accordingly, we believe that Section 5(b) of the Iran Sanctions Act of 1996 is not applicable to our Iran-related business activities.

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Ryuichi Tsuruta (fax: 81-6-6908-2351; e-mail: tsuruta.r@jp.panasonic.com) or Sumitaka Yoshitomi (e-mail: yoshitomi.sumitaka@jp.panasonic.com).

Very truly yours,

/s/ Tetsuya Kawakami
Tetsuya Kawakami
Executive Vice President
Matsushita Electric Industrial Co., Ltd.

cc:	Pradip Bhaumik

(Securities and Exchange Commission)

Izumi Akai

Yoichiro Taniguchi

Joung Hwang

Kenji Taneda

(Sullivan & Cromwell LLP)